Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

Integrys Energy Group, Inc.
Second Quarter 2014 Earnings Conference Call Transcript
Moderator:  Charles A. Schrock
August 7, 2014
8:00 a.m. CT

Operator:
Welcome to the Second Quarter 2014 Earnings Conference Call for Integrys Energy Group Incorporated. All lines will remain in listen-only until the question-and-answer session. At that time instructions will be given should you wish to participate. At the request of Integrys Energy Group, today's call will be recorded for instant replay. I would now like to introduce today's host, Mr. Steve Eschbach, Vice President of Investor Relations at Integrys Energy Group. Sir, you may begin.

Steven Eschbach:
Thank you very much, and good morning, everyone. Welcome to Integrys Energy Group’s second quarter 2014 earnings conference call. With me today are Charlie Schrock, our Chairman and Chief Executive Officer; Larry Borgard, our President and Chief Operating Officer; and Jim Schott, our Executive Vice President and Chief Financial Officer. Other executives are also available for the question-and-answer session at the conclusion of our formal remarks.

The slides supporting today's presentation and an associated data package are located on our website at www.integrysgroup.com. Select Investors, select Presentations, and then today's Presentation. Before we begin, I will advise everyone that this call is being recorded and will be available for audio replay through November 5, 2014.

Now I need to direct you to Slide 3 and to point out that today’s presentation contains forward-looking statements within the definition of the United States Securities and Exchange Commission's Safe Harbor rules, including projected results for Integrys Energy Group and its subsidiaries. Forward-looking statements contain factors that are beyond our ability to control, and in many cases, we cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Except as may be required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements contained in this presentation, whether the result of new information, future events, or otherwise. This slide is a condensed commentary on forward-looking statements, and you are encouraged to read and understand the more specific language that is contained in our filings with the SEC, the forward-looking statements section of yesterday's news release, and Slide 49 in the Appendix of the slide deck.

Slide 4 indicates that today's presentation includes non-GAAP financial information related to diluted EPS – adjusted and adjusted earnings. We believe that these are useful financial measures for providing investors with additional insight into our operating performance because they eliminate the effects of certain items that are not comparable from one period to the next. Please review the text of this slide for more information regarding these non-GAAP financial measures.

I will now turn the call over to Charlie Schrock. Charlie…

Charles Schrock:	Thanks, Steve. Good morning, everyone. And, thanks for joining us on the call today.

Before I discuss our financial and operational performance, I’ll mention three recent significant developments at Integrys since our first quarter earnings conference call in May.

The big news occurred in June when we announced that we have entered into a definitive agreement under which Wisconsin Energy will acquire Integrys Energy Group.  Under the terms of the transaction, Integrys Energy Group’s shareholders will receive common stock at a fixed ratio of 1.128 Wisconsin Energy shares plus $18.58 in cash for each Integrys Energy Group share.  Total consideration on the date of the announcement was valued at $71.47, with a consideration mix of 74% stock and 26% cash.  This represents a 17.3% premium to Integrys Energy Group’s closing price on June 20th, 2014 and a 22.8% premium to the volume-weighted average share price over the 30 days ending June 20th, 2014.  Upon closing of the transaction, Integrys shareholders will own approximately 28% of the combined company.  Yesterday we and Wisconsin Energy filed for approval of the transaction with the four state commissions with jurisdiction.  Filings for the other approvals are expected to be made later in August.  With these filings, we believe all regulatory approvals should be received by July 2015.  Under the terms of the agreement, the transaction will close shortly after that.  Additional information regarding this proposed transaction can be found on our website.

In another recent Integrys Energy Group development, on July 30th we announced that we had entered into a definitive agreement to sell our nonregulated retail energy marketing business to Exelon for a purchase price of $60 million plus adjusted net working capital at the time of closing.  At May 31st, 2014, the related adjusted net working capital balance was approximately $183 million.  Net after-tax proceeds will be reinvested in our regulated businesses over the next two years, thereby avoiding any new equity issuance over that time on a stand alone basis.  We expect to close on this transaction in the fourth quarter of 2014 or the first quarter of 2015.  Summary details are included on Slide 5.

Turning to Slide 6, our pending UPPCO sale transaction with Balfour Beatty Infrastructure Partners continues to progress through the approval process.  On June 6th, the Michigan Public Service Commission approved the settlement among the parties. On July 8th, the Public Service Commission of Wisconsin approved the changes needed to facilitate the transfer of UPPCO’s ATC interest to Integrys Energy Group.  What remains is approval from the Federal Energy Regulatory Commission.  We are working toward a closing in the third quarter.

Now I’ll review our financial results, which are summarized on Slide 7 of the presentation.  Our second quarter and year-to-date 2014 consolidated adjusted financial results were down compared with last year’s performance. There are a number of moving parts underlying the period-over-period changes, and Jim will provide you with the details in his prepared remarks.

We have reduced our guidance range for diluted EPS – adjusted for 2014 to a range of $3.33 to $3.47.  This is primarily due to weather and the impact of our strategic transactions.

Slide 8 summarizes the operational developments at our regulated utilities.  Our accelerated main replacement program, the major project for our regulated natural gas segment, continues to progress, but it is unlikely that we will be able to make up the lost earnings as a result of the delay in work  earlier in this year due to the extreme cold weather.

In our electric utility segment, the Columbia environmental upgrades at both units are now complete and have commenced operation.  Our Weston 3 ReACT™ project is moving forward, as is our System Modernization and Reliability Project.  We continue to evaluate our new generation options, which will likely lead to filing a request for a certificate of public convenience and necessity later this year or early next year.

Finally, our rate cases are proceeding as anticipated.  They are in various stages of development, and the details of each can be found in Appendix Slides 26 through 31.

I will now turn this call over to Jim Schott.  Jim…

James Schott:	Thank you, Charlie and good morning, everyone. I'll cover our financial results through June 30, 2014 in a little more detail, and discuss our financial expectations for 2014.

Let’s begin the financial review by turning to Slide 9.  In the second quarter of 2014, we posted diluted EPS – adjusted of $0.20, versus $0.45 during the same period a year ago.  For the six months ended June 30th, we posted diluted EPS – adjusted of $1.94 in 2014 versus $2.20 in 2013.

For the quarter, the natural gas utility segment adjusted earnings were down mainly due to higher natural gas distribution costs at Peoples Gas.  These costs were up due to higher repairs and maintenance expense, in part to address compliance requirements, and in part due to the impact of the colder than normal weather earlier in the year.  The impact of this was about $0.08 per share.

Another factor was higher depreciation, which had a $0.03 impact.  The increase in depreciation was driven by AMRP capital expenditures and a one-time reduction to depreciation expense at Minnesota Energy Resources in 2013 due to a depreciation study.

For the utility segment, the decline in adjusted earnings was primarily driven by planned outages at Weston 4 and at the Fox Energy Center. This quarter-over-quarter change amounted to about $7 million in adjusted earnings or just under $0.09 a share.  Unlike 2013, our 2014 outage schedule is front loaded.  Through June 2014, we have spent $24 million more than in the same period in 2013 for plant maintenance.  Barring any major unforeseen outages, we expect this differential to reverse over the second half of the year and that full year 2014 spending will be in line with 2013 spending.

For the transmission segment, ATC had a marginal increase in adjusted earnings in the second quarter of this year versus the same period last year.  For the holding company and other segment, the primary driver for the year-over-year decline was the 2014 interest on the hybrid debt that had not yet been issued in the second quarter of 2013.

Adjusted earnings at Integrys Energy Services improved in the second quarter of 2014, primarily due to the acquisition of Compass Energy Services in May 2013, organic growth in existing markets, and stabilized unit margins.

Quarter-over-quarter segment comparisons can be found on Slides 33 through 39 in the Appendix.

For the year-to-date comparisons, the drivers for the regulated utilities, ATC, and the holding company are essentially the same, with the addition of the period-over-period unfavorable impact of the one-time decoupling reserve reversal in the natural gas utility segment that benefitted results for the first half of 2013 and did not re-occur in the first half of 2014.

Year-to-date adjusted earnings are down for Integrys Energy Services, as the improved second quarter 2014 adjusted financial results were not enough to overcome the shortfall in the first quarter.

Year-to-date segment comparisons can be found on Slides 40 through 46 in the Appendix.

Exhibits related to our estimated capital expenditures, depreciation, projected average rate base, financing summary, and credit ratings are included in Appendix Slides 13 through 19.  We have adjusted our 2014 capital expenditures in our three-year capital expenditure plan.  The primary change was to reduce Peoples Gas capital expenditures to reflect the late start to the construction season, which reduced our opportunity to invest in the main replacement program earlier this year.

The only additional comment I will make on our financing plans going forward is that the proceeds from our sale of the Upper Peninsula Power Company and our nonregulated retail energy marketing business will eliminate our new equity needs on a stand-alone basis for the next two years.

Moving on to Slide 10, as Charlie mentioned earlier, we are lowering our guidance range for 2014.  This is primarily due to the weather impacts we discussed last quarter and the impact of our strategic announcements.

There are two components to the weather impact.  As we mentioned on our first quarter call, for the first time under the Wisconsin fuel rules, we will be under recovering our fuel costs due to the cold winter.  Our guidance assumed we would neither over recover nor under recover our fuel costs.  Under the fuel rules, shareholders are responsible for the first 2% of any under recovery.  This under recovery represents approximately $0.05 per share.  We also mentioned that the main replacement work in Illinois was delayed due to the cold weather, which reduced our opportunity to generate earnings under the new Rider QIP.  We have now calculated that impact to be approximately $0.04 per share.

There are two impacts from the strategic announcements.  Due to the increase in our stock price after the merger announcement, our stock-based compensation impact increased by approximately $0.06 per share.  And, the lost earnings from an earlier than anticipated close on our UPPCO sale will reduce earnings approximately $0.04 per share.

Due to these and other minor items, our revised diluted EPS – adjusted guidance range is $3.33 to $3.47.  This guidance assumes we will own our nonregulated retail energy marketing business through year end.  As a result, this guidance may change should we close on the retail energy marketing business prior to year end.

Now I will turn the call back over to Charlie.  Charlie…

Charles Schrock:	Thanks, Jim.

The execution of our business plan for the regulated utilities remains on track.  We continue to make prudent infrastructure investments based on preapproved projects for our utilities in order to provide safe, reliable, and affordable service for our customers.

Our guidance for 2014 diluted EPS – adjusted on a consolidated basis is in the range of $3.33 to $3.47.

We will now open the call for your questions related to today’s earnings and the second quarter 2014 financial summary.

Operator:
Thank you. We will now begin the question and answer session. For sound quality, if you would like to ask a question, please pick up your handset and press star 1 on your phone and record your name and company after the prompt. Your name is needed to introduce your question.  To withdraw your question, you may press star 2. Please do not ask questions while using a speaker phone. One moment for the first question…  And again, you may press star 1 on your touch tone phone to ask a question…  Again, as a reminder, please press star 1 now and record your name and company after the prompt…  Please press star 1 to ask a question…  Again that is star 1 on your touch tone phone to ask a question...

I am showing no questions at this time. I will now turn the call back over to Steve Eschbach for closing remarks.

Steven Eschbach:
Thank you very much and thank you for being part of our second quarter earnings conference call. A replay of this conference call will be available until November 5, 2014, by dialing toll-free 888-403-4662. The full transcript for today's conference call will be available on our website at www.integrysgroup.com, before the end of the day on Thursday, August 14. Just select Investors, and then Presentations. If you have any additional questions, please contact me directly at 312-228-5408 or Donna Sheedy at 920-433-1857. Thank you.

Operator:	Thank you for participating in today's call. The conference has now ended. You may disconnect at this time.

END

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.